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                            May 2, 2024

       Owen Hughes
       Chief Executive Officer
       XOMA Corporation
       2200 Powell Street, Suite 310
       Emeryville, CA 94608

                                                        Re: XOMA Corporation
                                                            Registration
Statement on Form S-4
                                                            Response Dated
April 17, 2024
                                                            File No. 333-277812

       Dear Owen Hughes:

              We have reviewed your April 17, 2024 response to our comment letter and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

       Response Dated April 17, 2024

       General

   1. We note in your response to prior comment 2 included in our April 3, 2024 letter that
                                                           [o]nce the Specified
Product has received FDA approval and is being marketed, the payments received by
XOMA US in respect of the applicable Royalty Interest are
                                                        typically calculated as
a percentage of sales revenues generated by the Specified
                                                        Product   .
(emphasis added). Please supplementally explain this reference to    typically,

                                                        including what
constitutes the    typical    circumstances under which Royalty Interests are
                                                        so calculated, their
frequency and under what circumstance and frequency Royalty
                                                        Interests are
calculated in an    atypical    manner.
   2.                                                   Please update the
Company   s risk factor disclosure to specifically reference (i) the
                                                        Company   s reliance on
the exemption at section 3(c)(5)(A) of the Investment Company
                                                        Act of 1940 and (ii)
the Company   s belief that it may properly rely on the Royalty Pharma
                                                        staff letter and its
intent to do so.
 Owen Hughes
XOMA Corporation
May 2, 2024
Page 2

       Please contact Tamika Sheppard at 202-551-8346 or Alan Campbell at 202-551-4224
with any questions.



                                                       Sincerely,
FirstName LastNameOwen Hughes
                                                       Division of Corporation
Finance
Comapany NameXOMA Corporation
                                                       Office of Life Sciences
May 2, 2024 Page 2
cc:       Branden C. Berns
FirstName LastName